UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2017 or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM _____________ TO _______________

Commission file number     1-7891

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

DONALDSON COMPANY, INC.

RETIREMENT SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DONALDSON COMPANY, INC.

1400 WEST 94TH STREET

MINNEAPOLIS, MINNESOTA 55431

Donaldson Company, Inc.
Retirement Savings and Employee Stock Ownership Plan
Index

Page(s)
Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits
December 31, 2017 and 2016	2

Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2017	3

Notes to Financial Statements	4 - 9

Supplemental Schedules

Schedule H, line 4i – Schedule of Assets (Held at End of Year)
December 31, 2017	10

Schedule H, line 4j – Schedule of Reportable Transactions
For the Year Ended December 31, 2017	11

Signature	12

Exhibit: Consent of Independent Registered Public Accounting Firm

Note:
Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the plan administrator and plan participants of
Donaldson Company, Inc. Retirement Savings and Employee Stock Ownership Plan:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Donaldson Company, Inc. Retirement Savings and Employee Stock Ownership Plan (the "Plan") as of December 31, 2017 and 2016, and the related statement of changes in net assets available for benefits for year ended December 31, 2017, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedules of (1) Schedule H, line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2017 and (2) Schedule H, line 4j - Schedule of Reportable Transactions for the year ended December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its forms and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Baker Tilly Virchow Krause, LLP

We have served as the Plan's auditor since 2005.

Minneapolis, Minnesota
June 26, 2018

Donaldson Company, Inc.
Retirement Savings and Employee Stock Ownership Plan
Statements of Net Assets Available for Benefits

	December 31,
	2017	2016
Assets
Investments, at fair value	$618,337,171	$567,062,684
Employer contributions receivable	6,680,700	3,181,804
Notes receivable from participants	4,746,226	4,920,342
Total assets	629,764,097	575,164,830
Net assets available for benefits	$629,764,097	$575,164,830

See notes to financial statements

Donaldson Company, Inc.
Retirement Savings and Employee Stock Ownership Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2017
Additions
Investment income
Net appreciation of the fair value of investments	$81,945,100
Interest and dividend income	15,955,773
Total investment income	97,900,873
Interest income on notes receivable from participants	205,453
Contributions
Employer	14,138,836
Participants	17,540,962
Rollovers	2,012,384
Total contributions	33,692,182
Total additions	131,798,508

Deductions
Benefits paid to participants	77,192,547
Administrative expenses	6,694
Total deductions	77,199,241
Net increase in net assets available for benefits	54,599,267

Net assets available for benefits, beginning of year	575,164,830
Net assets available for benefits, end of year	$629,764,097

 See notes to financial statements

Donaldson Company, Inc.
Retirement Savings and Employee Stock Ownership Plan
Notes to Financial Statements
December 31, 2017 and 2016

Note 1. Description of the Plan

The Donaldson Company, Inc. Retirement Savings and Employee Stock Ownership Plan (the Plan) is a defined contribution plan sponsored and administered by Donaldson Company, Inc. (the Company). The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Fidelity Management Trust Company (the Trustee) is the Plan’s trustee and record keeper.

The following description of the Plan is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. The Board of Directors of the Company may, at any time, amend or modify the Plan.

Eligibility Regular full-time and part-time employees are eligible to participate in the Plan upon employment, as defined by the Plan document. Employees covered by a labor agreement are not eligible for any Company contributions, unless their labor agreement and the Plan document provide for it.

Contributions Participants may contribute up to 50% of annual compensation through pre-tax 401(k) contributions or after-tax Roth 401(k) contributions, as defined by the Plan. Participants may also contribute amounts representing rollover distributions from other qualified retirement plans. Participants over age 50 may contribute an additional catch-up contribution. Employees who are not covered by a collective bargaining agreement are automatically enrolled at a 3% pre-tax 401(k) contribution rate forty-five days after they become eligible unless they proactively opt out of the Plan.

Information about employer contributions made to eligible participants is as follows:

Participant Group	Company Contribution	Contribution Paid	Investment Allocation	Vesting	Employer Contributions Year Ended December 31, 2017
All eligible regular full-time and part-time employees as defined in the Plan document excluding those covered by labor agreements	100% of the first 3% and 50% of the next 2% of compensation contributed by the participant	Each pay period	50% invested directly in the Company's common stock and 50% as the participant's contributions are directed	Immediate	$7,831,176
All eligible participants as defined by the Plan document receive an additional annual retirement contribution	3% of participant's compensation	After Plan year end	100% as the participant's contributions are directed (in the event the participant is not contributing, 100% is allocated to the age appropriate JP Morgan Smart Retirement Fund)	After 3 years of vesting service	5,842,313
Chillicothe, Missouri and Stevens Point, Wisconsin employees hired after February 15, 2013, and Cresco, Iowa employees hired after June 26, 2015 covered by three collective bargaining agreements	4% of participant's compensation	After Plan year end	100% as the participant's contributions are directed (in the event the participant is not contributing, 100% is allocated to the age appropriate JP Morgan Smart Retirement Fund)	After 3 years of vesting service	465,347
Total employer contributions					$14,138,836

Participant Accounts Participants direct the investment of their contributions into various investment options offered by the Plan. If a participant does not allocate his or her contributions, the contributions are placed in the age appropriate JP Morgan Smart Retirement Fund. The participant may directly invest up to 15% of his or her contributions in the Company’s common stock. Each participant’s account is credited with his or her contributions, including rollover contributions, his or her share of Company contributions, and an allocation of related investment earnings thereon. Allocation of investment earnings is based on the value of the participant’s account at the close of each day.

The allocation of the participant’s contributions to the investment funds may be changed daily with one restriction. If the participant has less than 15% of his or her total balance in the Donaldson Company, Inc. Common Stock Fund, the participant is able to transfer funds into it up to the amount in which the total invested in the fund is 15% of the participant’s total balance.

Company contributions invested directly in the Company's common stock may be transferred by participants to one or more of the other investment options available under the Plan at any time after the contributions are allocated.

Vesting Participants are 100% vested in their accounts at all times with the exception of contributions made under the annual retirement contribution and the fixed annual Chillicothe, Stevens Point and Cresco contribution outlined above. The annual retirement contribution and the fixed annual Chillicothe, Stevens Point and Cresco contribution become fully vested after three years of vesting service.

Forfeited Accounts Forfeited non-vested accounts may be used to restore accounts for rehired participants; reduce employer contributions; or reduce Plan expenses. At December 31, 2017 and 2016, forfeited non-vested accounts totaled $157,718 and $193,860, respectively. During the year ended December 31, 2017, forfeited non-vested accounts reduced Company contributions and administrative expenses by $162,733. Forfeited non-vested amounts are Plan assets and are classified as investments on the Statements of Net Assets Available for Benefits.

Payment of Benefits Upon termination of employment, disability or termination of the Plan, a participant or designated beneficiary may receive the participant’s account balance in a lump-sum payment. If the participant’s termination is considered a retirement, as defined in the Plan document, a participant or designated beneficiary can receive a partial distribution. Hardship withdrawals, as defined in the Plan document, are allowed at any time, subject to approval by the Company.

Notes Receivable from Participants Under the Plan document, participants may borrow up to 50% of their participant contribution account balance or $50,000, whichever is less. Company contributions are not available for loans. Loans must be repaid by the participant within five years, unless the loan is used to acquire the participant’s primary residence in which case the term may not exceed ten years. The loan interest is 1% over the prime lending rate on the first day of the Plan year (January 1) coinciding with the year in which the loan is granted. Interest rates on outstanding loans as of December 31, 2017 and 2016, ranged from 4.25% to 4.75%. Loans mature at various dates through January 2028 and are generally paid through payroll deductions.

Plan Termination The Company has the right under the Plan document to amend or terminate the Plan. In the event of termination of the Plan, the assets of the Plan will be distributed to the participants in accordance with the Plan document.

Note 2. Summary of Significant Accounting Policies

The accompanying financial statements have been prepared on an accrual basis in accordance with generally accepted accounting principles in the United States (U.S. GAAP). The following is a summary of significant policies which are consistently followed in the preparation of its financial statements. Certain prior year amounts have been reclassified for consistency with the current year presentation.

Valuation of Investments The Plan’s investments are stated at fair value, which is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date, as determined by the Trustee, and are based on published market quotations. See Note 7 for disclosure of the Plan’s fair value measurements.

Investment Earnings Investment income is recorded as earned. Dividend income is recorded on the ex-dividend date. The Plan presents the net appreciation or depreciation in the fair value of its investments in the Statement of Changes in Net Assets Available for Benefits. Net appreciation or depreciation consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

Notes Receivable from Participants Notes receivable from participants are measured at their unpaid principal balance, plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the Plan document. At December 31, 2017 and 2016, there was no allowance for credit losses recorded.

Contributions Participant contributions are recorded in the period the Company makes the payroll deductions. Company matching contributions are recorded in the period that the participant makes the contributions and are deposited into the Plan during the period following the period in which the participant made the contribution. Company non-matching contributions are recorded in the period that the participant earns the contributions and are deposited into the Plan after each Plan year end.

Benefits Paid to Participants Benefits paid to participants are recorded when paid.

Plan Expenses Investment management fees and administrative fees charged by the Trustee are paid by the Plan. These fees are partially offset by revenue sharing credits received from the Trustee. Other expenses, including legal, accounting and other services, are paid by the Company.

Use of Estimates The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Ultimate results could differ from those estimates.

Risks and Uncertainties The Plan provides for various investment options in a combination of investment securities. Investment securities are exposed to various risks including, but not limited to, interest rates, market conditions and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits in future periods.

Concentration of Market Risk As of December 31, 2017 and 2016, approximately 38% and 40% of the Plan’s net assets available for benefits were invested in the Donaldson Company, Inc. Common Stock Fund, respectively. The underlying value of this fund is dependent on the performance of the Company and the market’s evaluation of such performance. It is at least reasonably possible that changes in the fair value of the Company’s common stock in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits in future periods.

Note 3. Investments

The investments that represent 10% or more of the Plan’s net assets available for benefits were as follows:

	As of December 31,
	2017	2016
Donaldson Company, Inc. Common Stock Fund*	$236,913,784	$231,007,438
Fidelity Contrafund K*	79,552,264	65,765,529

*Indicates a party-in-interest investment

Note 4. Nonparticipant-Directed Investments

The Donaldson Company, Inc. Common Stock Fund investment is both participant- and nonparticipant-directed. Information about the significant components of the changes in net assets available for benefits for that fund is as follows:

Year Ended December 31, 2017
Contributions	$4,792,135
Dividend income	2,681,402
Net appreciation	35,254,858
Benefits paid to participants	(29,887,263)
Administrative expenses	(12,895)
Net transfers to participant-directed investments	(6,921,891)
$5,906,346

Note 5. Tax Status

The Company has received a favorable determination letter from the IRS, dated October 3, 2017, stating that the Plan is designed in accordance with the applicable sections of the Internal Revenue Code (the Code) and is therefore generally exempt from federal income taxes under provisions of Section 501(a). The Company and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

U.S. GAAP requires the Company to evaluate tax positions taken. The effects of an uncertain tax position are recognized in the financial statements when the position is more likely than not, based on the technical merits, to be sustained upon examination by the Internal Revenue Service. The Company has analyzed the tax positions taken, and has concluded that as of December 31, 2017 and 2016, there are no uncertain positions taken or expected to be taken. The Company has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Note 6. Related Party Transactions

Participants have the option to direct their contributions to be invested in certain mutual funds, which are sponsored by the Trustee, and a Company stock fund comprised of Donaldson Company, Inc. common stock. The Trustee is authorized, under contract provisions and by exemption under 29 CFR 408(b) of ERISA regulations, to invest in securities under its control and in the Company’s common stock.

As of December 31, 2017 and 2016, the Plan held 4,837,624 and 5,488,031 shares of Donaldson Company common stock, valued at $236,913,784 and $231,007,438, respectively. Dividends received on Donaldson Company common stock were $2,681,402 for the year ended December 31, 2017. For the year ended December 31, 2017 purchases and sales of Donaldson Company Stock were $5,079,390 and $37,094,207, respectively.

As of December 31, 2017 and 2016, the Plan held 25,416,366 and 30,728,719 units of funds sponsored by the Trustee, valued at $121,551,474 and $129,823,065, respectively. Dividends received on Trustee sponsored funds were $6,272,258 for the year ended December 31, 2017. For the year ended December 31, 2017 purchases and sales of Trustee sponsored funds were $20,505,856 and $56,190,292, respectively.

Note 7. Fair Value Measurements

Financial Accounting Standards Board Accounting Standards Codification Topic 820 (ASC 820) establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below.

Level 1 – Quoted market prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3 – Unobservable inputs that are not corroborated by market data.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used during the year ended December 31, 2017.

Donaldson Company, Inc. Common Stock Fund Investments in the Donaldson Company, Inc. Common Stock Fund are valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds Investments in mutual funds are stated at fair value based on quoted market prices.

Common/collective trust fund investments The investments underlying the common/collective trust funds generally include shares of common stock and fixed income investments whose values are determined on the basis of quoted prices in an active market. The Plan’s common/collective trust fund investments are valued based on net asset value (NAV) per share or unit as a practical expedient as reported by the fund manager, multiplied by the number of shares or units held as of the measurement date. Accordingly, these NAV-based investments have been excluded from the fair value hierarchy.

The common/collective trust funds also include the Fidelity Managed Income Portfolio II (MIP II). The objective of the MIP II is to seek the preservation of capital and to provide a competitive level of income over time that is consistent with the preservation of capital. Under the terms of the MIP II’s Declaration of Trust, withdrawals directed by the Company must be preceded by a 12 month written notice to the MIP II. As of December 31, 2017, the Plan had not provided the MIP II with advance written notice to terminate the Plan’s investment in the MIP II.

As of December 31, 2017, the Plan had no unfunded commitments related to the common/collective trusts. There are no participant redemption restrictions for these investments.

The Company reviews the fair value hierarchy classification on an annual basis. Changes in the ability to observe valuation inputs may result in a transfer between levels for certain securities within the fair value hierarchy. The Plan’s policy is to recognize transfers into and out of levels within the fair value hierarchy at the end of the fiscal year in which the actual event or change in circumstances that caused the transfer occurs. There were no transfers between Level 1, Level 2, or Level 3 resulting from changes in valuation inputs or methods during the years ended December 31, 2017 or 2016. The methods described above may produce a fair value calculation that may not be indicative of the net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value:

	As of December 31, 2017
	Level 1	Level 2	Level 3	Total
Donaldson Company, Inc. Common Stock Fund	$236,913,784	$—	$—	$236,913,784
Mutual funds and interest bearing cash	192,573,762	—	—	192,573,762
Total assets in the fair value hierarchy	$429,487,546	$—	$—	429,487,546
Common/collective trust fund investments measured at net asset value				188,849,625
Total assets measured at fair value				$618,337,171

	As of December 31, 2016
	Level 1	Level 2	Level 3	Total
Donaldson Company, Inc. Common Stock Fund	$231,007,438	$—	$—	$231,007,438
Mutual funds and interest bearing cash	207,603,737	—	—	207,603,737
Total assets in the fair value hierarchy	$438,611,175	$—	$—	438,611,175
Common/collective trust fund investments measured at net asset value				128,451,509
Total assets measured at fair value				$567,062,684

Note 8. Subsequent Events

The Company has evaluated subsequent events through the date that the financial statements were issued, for events requiring recording or disclosure in the Plan's financial statements.

Donaldson Company, Inc.
Retirement Savings and Employee Stock Ownership Plan
Schedule H, line 4i — Schedule of Assets (Held at End of Year)
As of December 31, 2017
EIN 41-0222640
Plan Number 007

(a)	(b)	(c)	(d)	(e)
	Identity of Issue,	Description of Investment	Cost	Current
	Borrower, Lessor	Including the Maturity Date,		Value
	or Similar Party	Rate of Interest, Collateral,
		Par or Maturity Value
*	Donaldson Company, Inc. Common Stock Fund	Common Stock, 4,837,624 shares participation	$64,705,401	$236,913,784
*	Fidelity Contrafund K	Mutual Fund, 649,990 units of participation	**	79,552,264
	John Hancock Disciplined Value	Mutual Fund, 1,371,005 units of participation	**	29,983,890
	Hartford Schroder U.S. Opportunities Fund	Mutual Fund, 941,506 units of participation	**	25,637,217
*	Fidelity Managed Income Portfolio II Fund	Common/Collective Trust, 24,238,666 units of participation	**	24,238,666
	Legal & General Russell 3000 Fund	Common/Collective Trust, 187,873 units of participation	**	24,229,932
	JP Morgan Smart Retirement 2030	Common/Collective Trust, 933,684 units of participation	**	22,921,937
	JP Morgan Smart Retirement 2025	Common/Collective Trust, 769,502 units of participation	**	22,815,739
	BlackRock Total Return	Common/Collective Trust, 1,878,230 units of participation	**	19,593,130
	JP Morgan Smart Retirement 2020	Common/Collective Trust, 831,602 units of participation	**	19,143,485
*	Fidelity Diversified International K	Mutual Fund, 442,662 units of participation	**	17,675,496
	JP Morgan Smart Retirement 2035	Common/Collective Trust, 531,024 units of participation	**	16,259,948
	JP Morgan Smart Retirement 2040	Common/Collective Trust, 585,398 units of participation	**	15,027,174
	Brokeragelink Fund	Mutual Fund, 11,889,135 units of participation	**	11,889,135
	Hood River Small Cap Growth Fund	Mutual Fund, 241,774 units of participation	**	9,129,399
	JP Morgan Smart Retirement 2045	Common/Collective Trust, 265,007 units of participation	**	8,209,920
	American Beacon Small Cap Value	Mutual Fund, 265,642 units of participation	**	7,281,259
	Dodge & Cox International	Mutual Fund, 157,029 units of participation	**	7,273,605
	JP Morgan Smart Retirement Income	Common/Collective Trust, 321,123 units of participation	**	6,322,913
	JP Morgan Smart Retirement 2050	Common/Collective Trust, 212,104 units of participation	**	6,201,928
	Participant Loans	Participant loans receivable, interest rates from 4.25% to 4.75%, payable through January 2028	—	4,746,226
	Vanguard Inflation Protected Fund	Mutual Fund, 158,846 units of participation	**	4,066,449
	JP Morgan Smart Retirement 2055	Common/Collective Trust, 155,090 units of participation	**	3,621,342
	Legal & General MSCI EAFE Fund	Common/Collective Trust, 1,820 units of participation	**	227,775
*	Fidelity Government Money Market	Money Market, 85,048 units of participation	**	85,048
	JP Morgan Smart Retirement 2060	Common/Collective Trust, 1,941 units of participation	**	35,736
				$623,083,397

*	Denotes party-in-interest.

**	Historical cost information is omitted as it is not required by the Department of Labor under the instructions to the Form 5500 for participant-directed accounts.

Donaldson Company, Inc.
Retirement Savings and Employee Stock Ownership Plan
Schedule H, line 4j — Schedule of Reportable Transactions
For the Year Ended December 31, 2017
EIN 41-0222640
Plan Number 007

(a)	(b)	(d)	(g)	(i)
Identity of Party Involved	Description of Assets	Selling Price	Cost of Asset	Net Gain

Donaldson Company, Inc	Donaldson Company, Inc. Common Stock Fund	$31,850,082	$8,640,292	$23,209,790

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DONALDSON COMPANY, INC. RETIREMENT SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN (Name of Plan)

Date	June 26, 2018	By:	Donaldson Company, Inc., the Plan Administrator

		By:	/s/ Scott J. Robinson
Scott J. Robinson Senior Vice President, Chief Financial Officer